

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Panna Sharma
Chief Executive Officer
Lantern Pharma Inc.
1920 McKinney Avenue, 7th Floor
Dallas, TX 75201

Re: Lantern Pharma Inc.
Registration Statement on Form S-3
Filed May 24, 2024
File No. 333-279718

Dear Panna Sharma:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel K. Donahue, Esq.